UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pawprint, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 11, 2014

Physical address of issuer
1222 Harrison St., #2333, San Francisco, CA 94103

Website of issuer
www.getpawprint.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to two percent (2.0%) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
January 29, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$186,305.00	$88,895.00
Cash & Cash Equivalents	$125,445.00	$63,961.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$320,795.00	$988.00
Long-term Debt	$0.00	$85,748.00
Revenues/Sales	$730.00	$0.00
Cost of Goods Sold	$29.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$136,340.00	-$2,479.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 6, 2017

FORM C

Up to $500,000.00

Pawprint, Inc.

Crowd SAFE (Simple Agreement for Future Equity) Units

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pawprint, Inc., a Delaware corporation (the "Company", as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $50,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a seven percent (7.0%) based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing, and Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to two percent (2.0%) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1) (2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$500,000.00	$35,000.00	$465,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to two percent (2%) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.getpawprint.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 6, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS

AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.getpawprint.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000.00;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Pawprint, Inc. ("Pawprint" or the "Company") is a Delaware corporation, formed on September 11, 2014. The Company is currently also conducting business under the name of Pawprint.

The Company is located at 1222 Harrison St., #2333, San Francisco, CA 94103.

The Company's website is www.getpawprint.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Our software provides pet parents 24/7 access to important information and drives revenue for veterinarians through client engagement. We use data to generate revenue by brokering pet insurance directly to pet owners and offering premium SaaS to vets.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	50,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	500,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)*	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 29, 2018
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 24 hereof.

*The quantity of Crowd SAFE Units represented is not inclusive of the commission to First Democracy VC, which will result in an increase in Crowd SAFE Units, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we

may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Emily Dong in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Emily Dong dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. and Canada.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand; and
* shifts in geographic concentration of customers, supplies and labor pools.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
A portion of our revenues are derived from discretionary spending by individuals. Discretionary spending tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during

such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, information and service providers, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our service provider, specifically Veterinary Data Services, Inc., to provide us with data conversion, data integration and other services in the veterinary industry on time and in accordance with the parties' state of work. If we are not able to maintain or expand our relationships with our service providers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our service chain or the need to find alternative providers could impact the costs and/or timing associated with procuring necessary services. Similarly, providers have operating risks that could impact our business. These risks could create product time delays, invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more

difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 95.89% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Our software and mobile applications provide pet parents 24/7 access to important information and drives revenue for veterinarians through client engagement. In the future, we plan to use the data to generate revenue by brokering pet insurance directly to pet owners.

Business Plan
Pawprint is committed to providing the best user experience to pet parents by having their most important information in a user-friendly format. We have built a system to efficiently retrieve medical records from any veterinarian in the US (proven by our work with over 5,000 veterinary clinics) and are investing in an algorithm to sanitize and organize data directly from veterinary software systems. This data is the bridge between veterinarians and their clients - allowing us to build the best client communication software and give pet parents the most accurate, personalized recommendations for their pet's health and financial decisions.

History of the Business
Pawprint was incorporated under the laws of Delaware on September 11, 2014. The company made an iOS and Android app available in beta in November 2014 and launched early 2015. By 2016, the mobile app had become the top ranking pet health app in the Apple App Store and was featured by Apple in their "Love your pets" feature. By 2017, Pawprint had sourced and digitized records for pet parents from over 5,000 veterinary clinics and began to see demand for client engagement tools from veterinarians. Pawprint began beta testing software for veterinarians in Q3 of 2017 and announced a partnership with Vetter Software in October 2017

The Company's Products and/or Services
Pawprint's flagship product is a mobile application, Pawprint -Pet Health Tracker (the "App"), for pet parents to manage their pet's data. Currently available in the Google Play Store and Apple App Store, the App allows pet parents to request and store official veterinary records for their pets. The user simply notes their past vets and the Pawprint App does the rest. The App works with any veterinarian in the U.S. Vaccination dates and original documentation are populated in the App for easy sharing with pet service providers, emergencies, and care management. Additionally, users can set important reminders, track events, and learn about recommended pet products/services.

For a more seamless experience, veterinarians can use Pawprint's client communication software (the "Vet App") to engage with their clients. Users of the App recommend the Vet App to their veterinarians so their App data is always in sync with the vet's office. The Vet App includes email/SMS reminders to encourage better preventative care, appointment confirmations to prevent no-shows, and data syncing with the consumer's choice mobile app.

Our users have expressed interest in learning more about pet insurance and we anticipate that a portion of the proceeds of the offering will go towards launching a pet insurance brokerage within the App to help pet parents make financial choices about their pet's health care as well as manage the claims process with the veterinarians.

The Company currently operates in the U.S. and Canada.

Competition
The Company's primary competitors are VitusVet, PetDesk, and AllyDVM.

VitusVet: Founded in 2013, VitusVet is a software platform that works with a veterinary practice's existing software system and stores a pet's complete medical record online where it's accessible anytime. VitusVet also has a mobile app that gives pet owners access to their pet's medical records, which can be shared with other veterinarians, family members, or boarding kennels. The app also allows owners to track major events and daily items like feeding, walk times, and medication reminders. The app provides appointment scheduling, refill requests, appointment reminders, and text and picture messaging. The mobile client app costs $99 per month and digital service reminders and appointment confirmations cost $139 per month. There is also a plan that costs $0.99 per prescription refill or per appointment that is capped at $199 per month.[1] VitusVet grossed $250,000 in revenue in 2016 and serves approximately 500 practices across 30 states.[2] In January 2016, the company raised $1 million in funding.[3]

PetDesk: Launched in 2014, PetDesk connects pet health providers with their pet parent clients through an app that manages their pet's health. Pet parents can use the PetDesk app to request appointments, coordinate prescriptions, remember to give medication, and contact all of their pet care providers. PetDesk also offers a range of goal-specific platforms to help vet clinics enhance their practices including the Reach Builder, Compliance Builder, Loyalty Builder, Engagement Builder, Reputation Builder, and Performance Builder. Vet clinics pay for the service and the app is free for pet parents.[4] PetDesk is currently available for iPhone, iOS devices, Android phones, and tablets. In June 2017, PetDesk raised $2.1 million in a Series A round led by Canal Partners to accelerate growth and increase market share.[5]

AllyDVM: Founded in 2011, AllyDVM provides client communications software and consulting services utilized by veterinary clinics and animal hospitals**.** ALLYDVM allows its customers to offer their clients (pet owners) an app that syncs directly to its practice management system. The app, called PetPage, gives pet owners access to electronic pet health records, AllyDVM's appointment request technology, and the ability to request refills. The company's software platform also includes a number of modules that serve a range of veterinary practice needs such as a retention calendar, a loyalty program, client communications, surveys, and the mobile app. In September 2017, the company announced a partnership with LifeLearn Animal Health that made ALLYDVM products available as part of LifeLearn's veterinary practice ECOsystem.[6]

Petly: Petly is a cloud-based software solution for veterinary practices to customize, manage, and monitor a range of monthly payment preventive care plans for their pet owner clients. Pet owners can view their pet's exam summaries, lab results, and X-rays and access information from veterinarians. Users can also review upcoming vaccine

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1 http://vitusvet.com/our-pricing/
2 https://www.washingtonpost.com/business/economy/this-vet-wants-to-put-your-dogs-health-record-online-and-get-paid-millions-for-it/2017/06/02/0609c2a0-4550-11e7-bcde-624ad94170ab_story.html?utm_term=.48944d568fa3
3 https://www.bizjournals.com/baltimore/blog/cyberbizblog/2016/01/er-veterinarian-creates-electronic-records-for.html
4 https://petdesk.com/vet-pet-app-reminder/
5 http://www.marketwired.com/press-release/petdesk-to-fuel-growth-with-series-a-funding-2223524.htm
6 http://www.prweb.com/releases/2017/09/prweb14740332.htm

recommendations, book appointments with veterinarians, and request prescription refills. Petly also provides information on a wide range of pet health topics and notifies owners of medical alerts and hospital news. Petly has a one-time setup fee of $495 that includes software configuration, advice on plan content and pricing, and training. There is a one-time enrollment of $30 for each pet as well as a plan administration fee of $3 per month for software upgrades, data storage, and cloud-based hosting of the Petly Plan application.[7] In September 2014, Petly was acquired by Idexx Laboratories, which provides practicing veterinarians a broad range of diagnostic and information technology-based products and services.[8]

Pawprint is currently the top ranked pet health app - we consistently rank in first or second place above all competitors in the Apple app store and have focused primarily on the consumer experience. However, our competitors have a more comprehensive veterinary SaaS offering and have been in this market longer. They focus most of their efforts on sales and not product development - we expect to have feature parity by Q2 2018. Our competitors' main means of distribution is cold-calling and conferences, we have much lower CAC on the veterinary side because of the leads generated through our app users.

Customer Base
Our target customer base includes pet owners across the U.S. and Canada, as well as independently owned veterinary clinics. Demographically, we anticipate that the majority of our clients will be female in the 35 - 55 year-old age range.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Veterinary Data Services, Inc. ("VetData")	Pawprint	Licensor grants to Licensee a non-exclusive, non-transferable license to use the Data API to acquire data from Client's customers using an extraction tool. Licensor also grants to Licensee a presence in the VetData Marketplace, which includes the display of Client-provided digital creatives.	August 17, 2018; Subject to Renewal

Governmental/Regulatory Approval and Compliance
Animal health is not subject to HIPAA. For our insurance brokerage, we need to be licensed as a property and casualty brokerage. We intend to use part of the proceeds of this round to apply for this license and intend to establish agencies in all 50 states.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 1222 Harrison St., #2333, San Francisco, CA 94103

The Company has made foreign registration filings and conducts business in the states of California and Washington.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

[7] http://petlyplans.com/getting-started/pricing/
[8] https://www.idexx.com/files/corporate/proxy-materials/2015-idexx-annual-report.pdf

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$35,000.00
Campaign marketing expenses or related reimbursement	10.00%	$5,000.00	4.00%	$20,000.00
Estimated Attorney Fees	2.00%	$1,000.00	0.20%	$1,000.00
Estimated Accountant/Auditor Fees	6.00%	$3,000.00	0.60%	$3,000.00
General Marketing	10.00%	$5,000.00	10.00%	$50,000.00
Future Wages	65.00%	$32,500.00	60.00%	$300,000.00
Brokerage License Fees	0.00%	$0.00	10.00%	$50,000.00
General Working Capital	0.00%	$0.00	8.20%	$41,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$500,000.00**

The company has absolute discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name

Emily Dong

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Chief Executive Officer, and Secretary: September 11, 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director, President, Chief Executive Officer, and Secretary of Pawprint: September 11, 2014 to Present. Ms. Dong is responsible for fundraising, leading product development, and recruiting/hiring with the Company.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Emily Dong

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Chief Executive Officer, and Secretary: September 11, 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, President, Chief Executive Officer, and Secretary of Pawprint: September 11, 2014 to Present. Ms. Dong is responsible for fundraising, leading product development, and recruiting/hiring with the Company.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 5 employees in the states of Washington and California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Cassandra Moss	Hourly, equity granted	September 14, 2015	N/A
Mimi Tran	Full time, equity granted	July 17, 2017	N/A
Eric Choi	Full time, equity granted	October 2, 2017	N/A
Byron Wright	Full time, equity granted	October 3, 2017	N/A
Nicholas Petrick	Full time, intern	September 12, 2017	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Common Stock
The Company has authorized 14,000,000 shares of $0.00001 par value common stock (the "Common Stock"). In 2015, the Company granted 8,000,000 shares of Common Stock to Emily Dong and 3,428,571 shares of restricted Common Stock stock to another founder for $342.00.

On September 8, 2015, the recipient of the 3,428,571 stock grant reduced her involvement, and the Company repurchased 3,085,714 of the restricted shares that were unvested at that time for $309.00, and 342,857 shares of Common Stock vested. The repurchased shares remained held in treasury as of December 31, 2016.

As of December 31, 2016 and 2015, 11,428,571 and 11,428,571 shares of Common Stock were issued, and 8,342,857 and 11,428,571 were outstanding, all respectively.

Options
The Company first adopted the 2015 Stock Plan, as amended and restated in the 2017 Equity Incentive Plan (collectively, the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized was first 1,000,000 shares as of each December 31, 2016 and 2015. The number of shares authorized was increased in 2015 to an aggregate amount of 2,016,807 authorized shares. The

option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Options granted to employees owning an equity interest of greater than 10% must have a strike price of at least 110% of the stock's fair market value. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

As of December 31, 2015, the Company had issued 128,342 options, subject to vesting, pursuant to the 2015 Equity Incentive Plan. In May 2017, the Company issued an additional 60,000 options, subject to vesting, to its advisor, pursuant to the Company's 2017 Equity Incentive Plan. In October 2017, the advisory relationship was terminated, at which time 10,000 of such options had vested.

On October 5, 2017, pursuant to the Company's Action by Unanimous Written Consent of the Board of Directors, terminated the 2015 Equity Incentive Plan and approved and adopted the 2017 Equity Incentive Plan. Pursuant to said resolution, the Company reduced the maximum aggregate number of shares of the Company's Common Stock that may be subject to awards and sold under the 2017 Equity Incentive Plan to the sum of (i) 1,971,658 shares plus (ii) any Common Stock that, as of the date thereof, have been reserved but not issued pursuant to any awards granted under the 2015 Equity Incentive Plan and are not subject to any awards granted thereunder, and (iii) any Common Stock subject to stock options or similar awards granted under the 2015 Plan, that expire or otherwise terminate without having been exercised in full and Shares issued pursuant to awards granted under the 2015 Plan that are forfeited to or repurchased by the Company, with the maximum number of Shares to be added to the 2017 Plan pursuant to clauses (ii) and (iii) equal to 128,342 Shares.

In October 2017, the Company further issued 386,523 additional options to employees and consultants, subject to various vesting schedules contained in their respective agreements. Currently, the total number of authorized shares under the 2017 Equity Incentive Plan is 2,100,000, with 524,865 options issued and outstanding.

Convertible Debt

In September 2015, the Company issued $85,000.00 of convertible notes bearing interest at 3% per annum. Principal and all accrued and unpaid interest are due at maturity on September 15, 2017. No action has been taken to extend or convert the convertible notes to date. The terms of these convertible notes call for principal and unpaid interest to convert into shares of common stock at a conversion discount of 20% or valuation cap of $5,000,000.00 in the event of: (a) a qualified equity financing of at least $1,000,000.00 or (b) any major corporate event, such as a reorganization, consolidation, merger, sale or transfer of assets, that results in a change of control where new equity holders hold voting rights greater than 50%.

SAFE Agreements – The 2016 Offering

Between July and September 2016, the Company issued simple agreements for future equity ("SAFE Agreements" or "SAFEs") in exchange for cash investments of $80,000.00. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts totaling $80,000.00 as of December 31, 2016 into the Company's preferred stock if and upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is equal to the purchase amount divided by the price per share, which is determined a $5,000,000.00 pre-money valuation on the Company's then outstanding capitalization (as further defined in the SAFE agreements), or, if the pre-money valuation is less than or equal to $5,000,000.00, then the price per share of the preferred stock would be commensurate with the securities sold in the qualified equity financing. If the Company's pre-money valuation is greater than $5,000,000.00, the SAFEs will convert into a shadow class of preferred stock different from the offering class.

In the case of a liquidation event (as defined in the SAFE agreement), the instrument is convertible into either: A) cash in the amount of the purchase amount of the SAFEs; or B) the number of shares determined by dividing the purchase amount of the SAFEs by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.
Currently, the SAFEs offered for the aggregate amount of $80,000.00 have not been converted and remain outstanding in the full principal amount

SAFE Agreements – The 2017 Offering
Subsequently, between February and September 2017, the Company issued an additional $125,000.00 of SAFE financing. The SAFEs issued in the $125,000.00 financing, entitle the holders to convert the SAFE agreements a shadow class of the Company's preferred stock (the "SAFE preferred stock", which has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts upon an equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of SAFE preferred stock the SAFE agreement converts into is equal to the purchase amount divided by the price per share, which is determined a $6,000,000.00 pre-money valuation on the Company's then outstanding capitalization, or a discount of 20%, whichever is greater (as further defined in the agreements). Currently, the SAFEs offered for the aggregate amount of $80,000.00 have not been converted and remain outstanding in the full principal amount.

KISS Agreement
On October 26, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with 500 Startups IV, LP for $150,000.00. The instrument has no set maturity or interest rate. The holder has participation rights in the next equity financing of $1,000,000.00 or more of preferred stock.

- If and upon a qualified financing where the Company sells preferred stock for total proceeds of $1,000,000 or greater, the instrument's face value will automatically convert to a 6% interest in the fully diluted capitalization of the Company.

- If and upon a corporate transaction in which a shift of at least 50% of controlling interests occurs, the KISS becomes convertible into the target interest of 6% of the Company's fully diluted capitalization, or becomes payable to the noteholder. Such funds in this case would take priority over any other cash distributions.

- If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the noteholder may elect to convert the KISS into 6% of the Company's fully diluted capitalization.

Currently, the KISS has not been converted and remains outstanding in the full principal amount.

Debt
The Company has the following debt outstanding:
See the description of 'Convertible Debt' above for more information.

Additionally, in November 2017, the Company's director and officer Emily Dong made a loan to the Company in the amount of $50,000.00. The loan has no interest rate and is payable on demand.

Valuation
The Company has not conducted any third-party valuation or appraisal and has conducted only (i) sweat equity sales of its securities to its founders and advisors (ii) various seed financings of convertible securities. The Company's valuation relied upon in valuing the per share, convertible security, or option cost in historical securities offerings was determined in good faith by the Company's Board of Directors. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this valuation and the factors used to each such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by its President, Chief Executive Officer, Secretary and sole board director, Emily Dong.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Emily Dong	95.89%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve profitability in the next twelve months by becoming an insurance brokerage and investing in educating users on financial options for their pets' health care. As a broker, we expect to double our LTV relative to our position as a marketing affiliate.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $5,500.00 and $0.00 for the years ended December 31, 2016 and 2015, respectively.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically setting up a P&C insurance brokerage, developing additional client communication features for our veterinary offering, and continued investment in the development of mobile application features and our data algorithm.

The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $18,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. Further, the Company currently has an average burn rate of $30,000.00 per month.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of Crowd SAFE (Simple Agreement for Future Equity) Units for up to $500,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 29, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the

Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The Issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to two percent (2.0%) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd SAFE instrument in conjunction with the following summary information.

Authorized Capitalization
See "Capitalization and Ownership" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $6,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $6,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a

valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated based on voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's director and officer Emily Dong recently made a loan to the Company in the amount of $50,000.00. The loan has no interest rate and is payable on demand.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Emily Dong
(Signature)

Emily Dong
(Name)

Director, President, Chief Executive Officer and Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Emily Dong
(Signature)

Emily Dong
(Name)

Director, President, Chief Executive Officer and Secretary
(Title)

12/6/2017
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Form of Crowd SAFE (Simple Agreement for Future Equity)
Exhibit E	Company Pitch Deck
Exhibit F	Video Transcript

EXHIBIT A
Financial Statements

Pawprint, Inc.
A Delaware Corporation

Financial Statements and Independent Accountant's Review Report

December 31, 2016 and 2015

PAWPRINT, INC.

TABLE OF CONTENTS

To the Board of Directors of
Pawprint, Inc.
San Francisco, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Pawprint, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
November 17, 2017

PAWPRINT, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 125,445	$ 63,961
Total Current Assets	125,445	63,961
Non-Current Assets:		
Website and software costs, net	58,879	22,342
Property and equipment, net	1,981	2,592
Total Non-Current Assets	60,860	24,934
TOTAL ASSETS	$ 186,305	$ 88,895
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Current Liabilities:		
Accounts payable	$ 2,490	$ 708
Accrued expenses	-	280
Accrued interest, current	3,305	-
Convertible notes, current portion	85,000	-
SAFE liability	80,000	-
KISS liability	150,000	-
Total Current Liabilities	320,795	988
Non-Current Liabilities:		
Convertible notes	-	85,000
Accrued interest, noncurrent	-	748
Total Non-Current Liabilities	-	85,748
Total Liabilities	320,795	86,736
Stockholders' Equity (Deficiency):		
Common stock, $0.00001 par, 14,000,000 shares authorized, 11,428,571 and 11,428,571 issued, 8,342,857 and 11,428,571 outstanding, all as of December 31, 2016 and 2015, all respectively.	83	114
Less: treasury stock, 3,085,714 shares at cost	(278)	-
Additional paid-in capital	5,581	5,581
Accumulated deficit	(139,876)	(3,536)
Total Stockholders' Equity (Deficiency)	(134,490)	2,159
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 186,305	$ 88,895

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PAWPRINT, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Revenues, net	$ 730	$ -
Cost of revenues	(29)	-
Gross profit	701	-
Operating Expenses:		
General and administrative	75,877	10,791
Compensation and benefits	27,050	2,877
Sales and marketing	6,965	1,526
Research and development	5,500	-
Depreciation expense	611	411
Amortization expense	18,481	4,881
Total Operating Expenses	134,484	20,486
Loss from operations	(133,783)	(20,486)
Other Income/(Expenses):		
Interest expense	(2,557)	(748)
Grant income	-	12,000
Crowdfund donation income	-	6,755
Total Other Income/(Expenses)	(2,557)	18,007
Net Loss	$ (136,340)	$ (2,479)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PAWPRINT, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock					
	Number of Shares	Amount	Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance, January 1, 2015	-	$ -	$ -	$ 2,386	$ (1,058)	$ 1,328
Contributions from stockholder				2,967		2,967
Purchase of restricted stock	11,428,571	114		228		342
Net Loss					(2,478)	(2,478)
Balance, December 31, 2015	11,428,571	114	-	5,581	(3,536)	2,159
Repurchase of restricted stock	(3,085,714)	(31)	(278)			(309)
Net Loss					(136,340)	(136,340)
Balance, December 31, 2016	8,342,857	$ 83	$ (278)	$ 5,581	$ (139,876)	$ (134,490)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

PAWPRINT, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net Loss	$ (136,340)	$ (2,479)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	19,092	5,292
Changes in operating assets and liabilities:		
Change in accounts payable and accrued expense	1,502	989
Change in accrued interest	2,557	748
Net Cash Used in Operating Activities	(113,189)	4,550
Cash Flows from Investing Activities		
Capitalized website costs	(55,018)	(25,895)
Purchases of property and equipment	-	(3,003)
Net Cash Used in Investing Activities	(55,018)	(28,898)
Cash Flows from Financing Activities		
Issuance of convertible debt	-	85,000
Issuance of SAFE	80,000	-
Issuance of KISS	150,000	-
Contributions from shareholders	-	2,967
Sale of restricted stock	-	342
Repurchase of restricted stock	(309)	-
Net Cash Provided by Financing Activities	229,691	88,309
Net Change In Cash	61,484	63,961
Cash at Beginning of Period	63,961	-
Cash at End of Period	$ 125,445	$ 63,961
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income tax	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Pawprint, Inc. (the "Company"), is a corporation organized September 11, 2014 under the laws of Delaware. Pawprint is a medical records platform for pets, which provides pet parents 24/7 access to important information and drives revenue for veterinarians through client engagement. The Company uses the data to generate revenue by brokering pet insurance directly to pet owners and offering premium software as a service (SaaS) to vets.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash balances did not exceed federally insured limits.

Capital Assets

Capital assets are recorded at cost when purchased. Depreciation and amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets, which are estimated at three years for all capitalized assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

As of December 31, 2016 and 2015, the Company had property and equipment and capitalized web and application development costs. Capitalized website and software costs consisted of the following as of December 31, 2016 and 2015:

	12/31/2016	12/31/2015
Capitalized website and software costs	$ 82,300	$ 27,282
Less: accumulated amortization	(23,421)	(4,940)
Website and software costs, net	$ 58,879	$ 22,342

Amortization expense for the years ended December 31, 2016 and 2015 totaled $18,481 and $4,880, respectively.

Property and equipment consisted of the following as of December 31, 2016 and 2015:

	12/31/2016	12/31/2015
Computers	$ 3,003	$ 3,003
Less: accumulated depreciation	(1,022)	(411)
Property and equipment, net	$ 1,981	$ 2,592

Depreciation expense for the years ended December 31, 2016 and 2015 totaled $611 and $411, respectively.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company recognizes revenue through non-refundable onboarding fees for new clients and from various usage fees from in-app purchases.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $5,500 and $0 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more

likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements are prepared on a going concern basis and do not include any adjustments that might result from uncertainty about our ability to continue as a going concern. As of December 31, 2016 the Company's available cash was $125,445, current liabilities exceeded current assets by $195,350, and the Company had an accumulated deficit of $139,876. The Company incurred substantial losses from operations, had negative cash flows from operating activities, and generated nominal revenues for the years ended December 31, 2016 and 2015. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities. These projections and certain liquidity risks raise substantial doubt about whether the Company will be able to meet current operating demands. As a result of these factors, there exists substantial doubt to whether the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company has authorized 14,000,000 shares of $0.00001 par value common stock.

In 2014, a founder contributed $2,386 to fund operations.

In 2015, the Company granted 8,000,000 shares to a founder and sold 3,428,571 shares of restricted stock to another founder for $342. One of the founders contributed an additional $2,967 to help fund 2015 operations.

On September 8, 2015, the founder who purchased restricted shares reduced her involvement, and the Company repurchased 3,085,714 of the restricted shares that were unvested at that time for $309. These shares remained held in treasury as of December 31, 2016.

As of December 31, 2016 and 2015, 11,428,571 and 11,428,571 shares of common stock were issued, and 8,342,857 and 11,428,571 were outstanding, all respectively.

NOTE 5: FINANCING ARRANGEMENTS

<u>Convertible Debt</u>

In September 2015, the Company issued $85,000 of convertible notes bearing interest at 3% per annum. Principal and all accrued and unpaid interest are due at maturity on September 15, 2017. Terms of these notes call for principal and unpaid interest to convert into shares of common stock at a conversion discount of 20% in the event of (a) a qualified equity financing of at least $1,000,000 or (b) any major corporate event, such as a reorganization, consolidation, merger, sale or transfer of assets, that results in a change of control where new equity holders hold voting rights greater than 50%.

Typically, this convertible debt would reflect a note discount. However, given very limited equity activity and the current stage of the Company, management determined that any such discount would be trivial and therefore did not recognize a discount.

Interest expense on the convertible debt totaled $2,557 and $748 for the years ended December 31, 2016 and 2015, respectively, and accrued interest was $3,305 and $748 as of December 31, 2016 and 2015, respectively.

KISS Agreement

On October 26, 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $150,000. The instrument has no set maturity or interest rate.

If and upon a qualified financing where the Company sells preferred stock for total proceeds of $1,000,000 or greater, the instrument's face value will automatically convert to a 6% interest in the fully diluted capitalization of the Company.

If and upon a corporate transaction in which a shift of at least 50% of controlling interests occurs, the KISS becomes convertible into the target interest of 6% of the Company's fully diluted capitalization, or becomes payable to the noteholder. Such funds in this case would take priority over any other cash distributions.

If neither of the aforementioned conversions have occurred prior to the eighteen-month anniversary of the instrument, the noteholder may elect to convert the KISS into 6% of the Company's fully diluted capitalization.

In connection with the issuance of this instrument, the investor reduced the proceeds by $37,500 as various pertinent consulting and support fees. Since the instrument has no set maturity date and the Company cannot predict the occurrence of future events, the Company fully recognized the $37,500 as general and administrative expense in 2016.

As of December 31, 2016, the KISS had not been converted and remained outstanding in the full principal amount. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

SAFE Agreements

Between July and September 2016, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $80,000. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts totaling $80,000 as of December 31, 2016 (the "Purchase Amount") into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is the Purchase Amount divided by the price per share, which is determined a $5,000,000 pre-money valuation on the Company's then outstanding capitalization (as further

defined in the agreements). If the Company's pre-money valuation is greater than $5,000,000, the instrument will convert into a class of preferred stock different from the offering class.

In the case of a liquidation event (as defined in the SAFE agreement), the instrument is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the Company's then outstanding capitalization (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

As of December 31, 2016, the entire $80,000 was outstanding. Subsequently, between February and September 2017, the Company issued an additional $125,000 of SAFE financing.

NOTE 6: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to capitalization of web development costs for these GAAP basis financial statements, while they were expensed for tax filings.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2016 and 2015, cumulative losses through December 31, 2016, and no history of generating taxable income. Therefore, full valuation allowances of $74,312 and $15,538 were recorded against deferred tax assets of $102,921 and $19,208 as of December 31, 2016 and 2015, respectively. The deferred tax assets result from differences in timing in recognition of capitalized development costs, net operating losses, and other timing differences. Accordingly, no provision for income taxes has been recognized for the years ended December 31, 2016, and 2015. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimates to be 39.8%.

The Company's ability to utilize net operating loss carryforwards and other deferred tax assets will depend on its ability to generate adequate future taxable income to utilize such before they expire. As of December 31, 2016, and 2015, the Company estimated net operating loss carryforwards available to offset future taxable income in the amounts of $196,187 and $25,130, respectively, which may be carried forward and will begin to expire in varying amounts if not used in 2034. Such amounts have been fully reserved in the valuation allowance discussed above.

The Company files U.S. federal and California state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 7: EQUITY-BASED PAYMENTS

The Company has adopted the 2015 Stock Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares authorized was 2,100,000 shares as of each December 31, 2016 and 2015. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Options granted to employees owning an equity interest of greater than 10% must have a strike price of at least 110% of the stock's fair market value. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Shares available for grant under the Plan amounted to 1,985,919 and 1,971,658 as of December 31, 2016 and 2015, respectively.

Subsequent to December 31, 2016, the Company adopted the 2017 Equity Incentive Plan, which supersedes the 2015 Stock Plan. The Company also issued an additional 60,000 stock options to an advisor in May 2017 and 386,523 stock options to employees and consultants in October 2017. The advisor forfeited 50,000 options, which were unvested, in October 2017.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

A summary of information related to stock options for the periods ended December 31, 2016 and 2015 is as follows:

	December 31, 2016			December 31, 2015		
	Options		Weighted Average Exercise Price	Options		Weighted Average Exercise Price
Outstanding - beginning of year	128,342	$	0.00001	-	$	0.00001
Granted	-	$	0.00001	556,149	$	0.00001
Exercised	-	$	0.00001	-	$	0.00001
Forfeited	(14,261)	$	0.00001	(427,807)	$	0.00001
Outstanding - end of year	114,081	$	0.00001	128,342	$	0.00001
Exercisable at end of year	71,300	$	0.00001	30,303	$	0.00001
Weighted average grant date fair value of options granted during year	$ -			$ -		
Weighted average duration to expiration of outstanding options at year-end	8.6			9.6		

The Company calculated its estimate of the value of the stock compensation granted during the periods ended December 31, 2016 and 2015 under FASB ASC 718, and concluded the value of these options was immaterial and therefore did not record compensation costs related to the stock option grants.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment

at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Between February and September 2017, the Company issued an additional $125,000 in SAFE financing.

In October 2017, the Company adopted the 2017 Equity Incentive Plan and issued 446,523 additional options to employees and consultants.

Management has evaluated subsequent events through November 17, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B
Company Summary

Company: Pawprint

Market: Pet health

Product: Mobile app that houses a pet's electronic medical records (EMRs)

Company Highlights

- Part of 500 Startups Batch 19 that concluded in February 2017
- Chosen by Y Combinator as one of 32 from a pool of 6,600 applicants to participate in the first round of the YC Fellowship program[i]
- Ranked first among pet health apps in the iTunes App Store[ii]
- More than 45,000 app downloads as of November 2017 across iTunes App Store and Google Play
- Over 581,000 pet records stored on the platform as of October 2017
- Has sourced medical records from over 5,000 veterinarian practices across the U.S.
- Actively piloting software as a service in over 15 clinics
- In October 2017, Pawprint announced an integration with Vetter Software, a cloud practice management solution for animal healthcare that helps veterinarians care for over 3.25 million pets worldwide[iii]

PERKS

**You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks. Travel and related expenses are not included unless otherwise stated. Shipping, where applicable, is included for domestic and international addresses.*

$500: Promo code for free health records retrieval for all of your pets (expires after one month)

$2,500: Hoodie for your pet

$5,000: Hoodie for you to match with your pet

$10,000: Outfit the whole fam – hoodies for up to five pets, plus a private online 30-minute session with the team to share your ideas on the app

$25,000: A photoshoot of your pet by a talented photographer; the results will be featured on Pawprint's social media

Opportunity


Sat, Dec 23, 2017
Pawprint Verified
Vaccinated for Bordetella
Expires on 11 Jan, 2017
Posted by James Doe at 5:45PM
Park East Animal Hospital
Took flea medication, applied lorem ipsum and other latin text.
Posted by James Doe at 5:45PM
Weight: ↑ 88lb
Posted by James Doe at 5:45PM

If you're a pet owner, you know that proof of vaccinations is required almost everywhere. Whether you need to get your puppy or kitty a haircut or drop them off for boarding, facilities often need to know your pet is safe to be around other animals. Pawprint founder Emily Dong discovered this firsthand when she had to get her dogs (Apple the Maltipoo and Bowser the Yorkie) a haircut and was turned down by five groomers because she didn't have their records. After trying to get in touch with her vet, she found out their vaccines were expired and thus had to update them before going to back the groomer. The total time from initial call to getting to her pets groomed ending up being two months.

Founded in 2014, Pawprint is a pet health platform that streamlines communication between veterinarians and pet owners. The mobile app allows pet owners to access their pet's official medical records from any veterinarian. Unlike other pet records apps that require users to manually input and maintain the records themselves, Pawprint goes directly to veterinarians and retrieves the records so they are official – all that is required is the pet owner's consent.

Product

Pawprint will retrieve a pet's official medical records from any vet, which can be used as proof of vaccination with groomers, hotels, and other service providers. Pet owners simply log into the Pawprint app and put in a request for a vaccination history from their vet. Pawprint retrieves the record, scans it, and stores it, allowing the pet owner to access the documents from their phone or computer anytime, anywhere.


How to get your records
1
Enter you and your pet's info for the last time
2
We fetch the records while you play fetch
3
See a digital copy of your records and share with service providers

The app also offers the following features:

- **Reminders:** Users can set up notifications for anything from flea medication to daily walks
- **Co-owners and friends:** Pet owners can add their co-owners and friends, giving them access to the pet's profile and stored information
- **Track important information:** Users can keep a timeline of their pet's life from medical events to grooming dates
- **Pet insurance:** Pet owners can explore pet health financing options from third parties such as insurance through the portal


All your pets, all their data, in one place
T-Mobile
10:46 PM
Home
Pets
Apple
Bowser
Casper
Mocha
Overdue (including 2 vaccinations!)
Vaccination for Bordetella
Administered on Dec 12th, 2015
Overdue since Dec 11th, 2016
Apple
Vaccination for Coronavirus
Administered on Jan 14th, 2017
Overdue since Feb 28th, 2017
Bowser
Due soon
Reminder for Breakfast
Quarter cup dry food, mixed in with 2 tbs raw food and some water
Next due: tomorrow at 7:45am
Apple, Bowser
Home
Timeline
Reminders
Humans
Track & share with your pet's community
T-Mobile
10:47 PM
Timeline
Tue, Apr 12th, 2016
Mon, Apr 11th, 2016
Bowser with you
1:03am
Ear infection returns, left ear. Used medication from last time
MALACETIC
Otic Cleanser
Home
Timeline
Reminders
Humans
Reminders for everything
T-Mobile
10:44 PM
Reminders
Breakfast
Quarter cup dry food, mixed in with 2 tbs raw food and some water
Next due: tomorrow at 7:45am
Apple, Bowser
Dinner
Quarter cup dry food, mixed in with 2 tbs raw food and some water
Next due: tomorrow at 8:00am
Apple, Bowser
Flea medication
NexGard Flea Medication
Next due: Sun, Jun 11th, 2017 at 12:18pm
Apple
Book grooming
Book for late August
Due: Fri, Jul 7th, 2017 at 11:15am
Apple, Bowser
Inactive
Home
Timeline
Reminders
Humans

Remainder of page intentionally left blank

Veterinarians

Vets can use Pawprint as a pet portal solution, allowing them to send care reminders via text message or push notifications. The portal can help reduce no shows by reminding clients when they are due for a visit, as well as help save valuable staff time that had been wasted on e-mail or phone reminders, appointment confirmations, and service campaigns.

Pawprint offers a branded onboarding experience that is tailored to each vet clinic.



LOGAN SQUARE
BOULEVARD
CHICAGO, IL
VETERINARY
Dear Jessica Genualdi,
Boulevard Veterinary is now offering a free app for you to access and
health, Pawprint. With this app, you can:
Access your pet's official vaccine information
Easily request full medical history
Get reminders on upcoming expirations and recommended
Track important events in your pet's life
Share all this information with other owners, caretakers and
(groomers, boarders, you name it)
Click to download Pawprint and claim your account
Your personalized invite code: 930285
Your e-mail address:
According to our records, your pet(s) are due for a vet visit for the
Ziggy: Bordetella, expired 11-30-2015
Ziggy: DHLPP, expired 11-30-2015
Spartan: Bordetella, expired 11-30-2015
Spartan: DHLPP, expired 11-30-2015
Ready to make an appointment at Boulevard Veterinary? Please call
Take care,
The Boulevard Team
info@blvd.vet
(773) 360-1731

Questions or suggestions? Just reply to this email. We are waiting to
You are receiving this email because you are a client at Boulevard
Copyright © 2016 Pawprint, Inc., All rights reserved.
Back to Chrome
12:55 PM
100%
Create an Account
LOGAN SQUARE
BOULEVARD
CHICAGO, IL
VETERINARY
We found an account for Jaime Wilson.
To complete the registration, please sign up with your e-mail address below.
E-mail Address
jaimewilson.email@gmail.com
Password
Password Again
Sign Up
or
Connect with Facebook

Use of Proceeds and Product Roadmap

If the minimum of $50,000 is raised, Pawprint plans to use the majority of proceeds from this round ($32,500) on future wages. If the minimum is raised, the company plans to hire an additional software engineer. If the maximum of $500,000 is raised, Pawprint also plans to the use the majority of proceeds ($300,000) on future wages. If the maximum is raised, the company plans to hire two additional software engineers and a marketer.



Minimum $50,000 Raised
$3,000
$1,000
$3,500
$5,000
$5,000
$32,500
Future Wages
Campaign Marketing
General Marketing
Intermediary Fees
Estimated Accountant Fees
Estimated Attorney Fees



Maximum $500,000 Raised
$41,000
$50,000
$1,000
$3,000
$35,000
$300,000
$50,000
$20,000
Future Wages
Campaign Marketing
General Marketing
Intermediary Fees
Estimated Accountant Fees
Estimated Attorney Fees
Brokerage License Fees
General Working Capital

Business Model

Pawprint currently generates revenue through two channels:

1. Veterinary client communication software-as-a-service:
   - One-time setup fee: $500
   - Reminders and pet portal: no monthly charges
   - Appointment confirmation, two-way texting, etc.: $49+ per month

2. Insurance brokering
   - Referrals: receives $50 to $100 per conversion depending on the insurance provider
   - Brokering: with a license, the company would make a smaller amount on the sale and take roughly 10% of monthly premiums

Remainder of page intentionally left blank

In October 2017, Pawprint announced an integration with Vetter Software, a cloud practice management solution for animal healthcare that helps vets care for over 3.25 million pets worldwide.[iv] This integration will synchronize patient and appointment records between the companies' products and enable veterinary clinics using Vetter's platform to more effectively engage with their clientele.

From July 2017 to October 2017, the number of records on Pawprint grew nearly 10x, from about 60,000 records to over 581,000 records. The increase was due to integrating the software-as-a-service solution with veterinary clinics.


Pet Records on Pawprint
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
10X growth this quarter from veterinary integrations
Oct-15
Jan-16
Apr-16
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17

Remainder of page intentionally left blank

Pawprint began generating revenue in August 2016, when the company started testing premium features on their app. Year to date as of August 2017, Pawprint has generated over $4,700 in revenue. A majority of revenue was generated from in-app purchases such as premium medical record retrieval.


Revenue Breakdown
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
In-app purchases
Lead gen to insurance
Veterinary clinic onboarding fee

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Year to date as of August 2017, operating expenses have totaled over $152,000. In 2016, operating expenses totaled approximately $159,000. Professional services expenses spiked in October 2016 due to a $37,500 program fee for 500 Startups.


Operating Expense Breakdown
500 Startups Accelerator Program Fees
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Salaries
Professional services
Facilities
Travel
Sales & Marketing

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Year to date as of August 2017, the company had a net operating loss of approximately $148,000. In 2016, the net operating loss was approximately $159,000.



Net Operating Income
$0
-$5,000
-$10,000
-$15,000
-$20,000
-$25,000
-$30,000
-$35,000
-$40,000
-$45,000
-$50,000
500 Startups Accelerator Program Fees
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Net Operating Income

Remainder of page intentionally left blank

According to the American Pet Products Association's (APPA) National Pet Owners Survey, 68% of American households owned a pet in 2016, equating to 84.6 million pet-owning households in the U.S. In 2016, pet industry spending hit a record high of $66.75 billion, up 10.7% from 2015. This growth is expected to continue, with pet industry revenue projected to reach $69.36 billion in 2017.[v]

Owners are spending more and more on their pets. As shown in the graph below, annual spending per pet has increased substantially from $220 to $230 in 2011 and from $270 to $280 in 2016.[vi] A big reason for this rise in spending is that more pet owners have begun viewing their pets as part of their family. Nearly all pet owners (95%) consider their pets to be members of the family. Almost half (45%) of pet owners frequently or occasionally buy birthday presents for their pets, nearly one-third (31%) cook for their pets, a majority (71%) of owners let their pets sleep with them in bed frequently or occasionally, and almost two-thirds (64%) buy their pets holiday presents.[vii]


FORTUNE
ANNUAL SPENDING PER PET
$280
$270
$260
$250
$240
$230
$220
2011
2012
2013
2014
2015
2016
SOURCE: EUROMONITOR
GRACE DONNELLY

Since many owners view pets like family members, they may also be more likely to spend extra on healthcare for their pets. After pet food, veterinary care is the second largest source of spending in the pet industry. In 2016, veterinary care spending in the U.S. reached $15.95 billion, up from $15.42 billion in 2015, and is projected to grow to $16.62 billion in 2017. Increased spending is thought to be the result of advancements in healthcare and services available for pets.[viii]

Pet tech is defined as companies that use tech-enabled solutions to serve the pet owner. Pet tech startup funding has risen in each of the last five years, with $486 million invested in the space between 2012 and 2016 across 172 deals. In 2016, $154 million was invested in the pet tech space across 46 deals, up 10% from $140 million in 2015 across 44 deals.[ix]


PET TECH ANNUAL GLOBAL FINANCING HISTORY
2012 - 2016
17
33
32
44
46
$37
$69
$86
$140
$154
2012
2013
2014
2015
2016
Disclosed Funding ($M)
Deals
CBINSIGHTS

COMPETITORS

VitusVet: Founded in 2013, VitusVet is a software platform that works with a veterinary practice's existing software system and stores a pet's complete medical record online where it's accessible anytime. VitusVet also has a mobile app that gives pet owners access to their pet's medical records, which can be shared with other veterinarians, family members, or boarding kennels. The app also allows owners to track major events and daily items like feeding, walk times, and medication reminders. The app provides appointment scheduling, refill requests, appointment reminders, and text and picture messaging. The mobile client app costs $99 per month and digital service reminders and appointment confirmations cost $139 per month. There is also a plan that costs $0.99 per prescription refill or per appointment that is capped at $199 per month.[x] VitusVet grossed $250,000 in revenue in 2016 and serves approximately 500 practices across 30 states.[xi] In January 2016, the company raised $1 million in funding.[xii]

PetDesk: Launched in 2014, PetDesk connects pet health providers with their pet parent clients through an app that manages their pet's health. Pet parents can use the PetDesk app to request appointments, coordinate prescriptions, remember to give medication, and contact all of their pet care providers. PetDesk also offers a range of goal-specific platforms to help vet clinics enhance their practices including the Reach Builder, Compliance Builder, Loyalty Builder, Engagement Builder, Reputation Builder, and Performance Builder. Vet clinics pay for the service and the app is free for pet parents.[xiii] PetDesk is currently available for iPhone, iOS devices, Android phones, and tablets. In June 2017, PetDesk raised $2.1 million in a Series A round led by Canal Partners to accelerate growth and increase market share.[xiv]

AllyDVM: Founded in 2011, AllyDVM provides client communications software and consulting services utilized by veterinary clinics and animal hospitals. ALLYDVM allows its customers to offer their clients (pet owners) an app that syncs directly to its practice management system. The app, called PetPage, gives pet owners access to electronic pet health records, AllyDVM's appointment request technology, and the ability to request refills. The company's software platform also includes a number of modules that serve a range of veterinary practice needs such as a retention calendar, a loyalty program, client communications, surveys, and the mobile app. In September 2017, the company announced a partnership with LifeLearn Animal Health that made ALLYDVM products available as part of LifeLearn's veterinary practice ECOsystem.[xv]

Petly: Petly is a cloud-based software solution for veterinary practices to customize, manage, and monitor a range of monthly payment preventive care plans for their pet owner clients. Pet owners can view their pet's exam summaries, lab results, and X-rays and access information from veterinarians. Users can also review upcoming vaccine recommendations, book appointments with veterinarians, and request prescription refills. Petly also provides information on a wide range of pet health topics and notifies owners of medical alerts and hospital news. Petly has a one-time setup fee of $495 that includes software configuration, advice on plan content and pricing, and training. There is a one-time enrollment of $30 for each pet as well as a plan administration fee of $3 per month for software upgrades, data storage, and cloud-based hosting of the Petly Plan application.[xvi] In September 2014, Petly was acquired by Idexx Laboratories, which provides practicing veterinarians a broad range of diagnostic and information technology-based products and services.[xvii]

TEAM



Emily Dong, Founder and CEO: Emily is a full-stack developer and YC fellow. She is a University of Southern California alumus and started her career in consulting as the first Product Manager at LearnSprout (acquired by Apple). At LearnSprout, she worked with big data in education. Emily is pet parent to Bowser the Yorkie and Apple the Maltipoo.



Byron Wright, Software Engineer (Mobile/Front-End): Byron is a full-stack software engineer with 20 years of experience creating web and mobile applications. He was formerly an iOS tech lead at The Walt Disney Company for one of the park experience mobile apps. Byron is passionate about open-source projects and is an avid gamer. He is parent to Guinness, a cheeky Terrier mix, and Baloo, a wonderful Blue Doberman.



Eric Choi, Software Engineer (Backend/Infrastructure): Prior to joining Pawprint, Eric built and ran front-end web services and data pipelines on Microsoft's Window App Store team for seven years. He graduated from the University of Washington with a bachelor's degree in Computer Engineering and earned a Master in Computer Science from Stanford University. Eric also volunteers at the Seattle Humane Society in dog behavior and socialization.



Mimi Tran, Operations Manager: Mimi has spent seven years executing new market launches and writing playbooks for venture-backed startups including Eat Club, Wedding Spot, and Zesty. She is pet parent to Roxy the Papillon and Alex the American Akita.

INVESTMENT TERMS

Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: Min: $50,000 Max: $500,000
Valuation Cap: $6,000,000
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at a discount of 20% of the price per share of the new preferred stock sold in the equity financing or a valuation cap of $6,000,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

Brit + Co: This App Is the Easiest Way to Keep Your Pets Healthy
Computerworld: Pets' electronic medical records can fetch health data
TechCrunch: Watch 500 Startups Demo Day today
FiercePharma: Pawprint looks to make its mark with EMR-based mobile app for pet owners
Pet Lover Geek: Episode Rewind: Fantastic Apps That Benefit Pets and Pet Parents
PureWow: This App Will Help You Become a Way Better Puppy Parent
Lifehacker: Pawprint Manages Your Pet's Health Data

---

[i] https://www.fiercepharma.com/r-d/pawprint-looks-to-make-its-mark-emr-based-mobile-app-for-pet-owners
[ii] https://itunes.apple.com/us/app/pawprint-pet-health-tracker/id934948619?mt=8
[iii] https://www.vettersoftware.com/apps/
[iv] https://www.vettersoftware.com/apps/
[v] http://www.americanpetproducts.org/press_industrytrends.asp
[vi] http://fortune.com/2016/09/07/pets-are-basically-people/
[vii] https://www.prnewswire.com/news-releases/more-than-ever-pets-are-members-of-the-family-300114501.html
[viii] http://media.americanpetproducts.org/press.php?include=146407
[ix] https://www.cbinsights.com/research/pet-tech-startup-funding/
[x] http://vitusvet.com/our-pricing/
[xi] https://www.washingtonpost.com/business/economy/this-vet-wants-to-put-your-dogs-health-record-online-and-get-paid-millions-for-it/2017/06/02/0609c2a0-4550-11e7-bcde-624ad94170ab_story.html?utm_term=.48944d568fa3
[xii] https://www.bizjournals.com/baltimore/blog/cyberbizblog/2016/01/er-veterinarian-creates-electronic-records-for.html
[xiii] https://petdesk.com/vet-pet-app-reminder/
[xiv] http://www.marketwired.com/press-release/petdesk-to-fuel-growth-with-series-a-funding-2223524.htm

[xv] http://www.prweb.com/releases/2017/09/prweb14740332.htm
[xvi] http://petlyplans.com/getting-started/pricing/
[xvii] https://www.idexx.com/files/corporate/proxy-materials/2015-idexx-annual-report.pdf

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Pawprint, Inc.
1222 Harrison St., #2333
San Francisco, CA 94103

Ladies and Gentlemen:

The undersigned understands that Pawprint, Inc., a Corporation organized under the laws of California (the "Company"), is offering up to $500,000.00 of Crowd SAFE (Simple Agreement for Future Equity) Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated December 6, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on January 29, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

- **i.** The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

- **ii.** The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

- **iii.** The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

- **iv.** Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

- **i.** The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

- **ii.** The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

- **iii.** The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to

the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and

Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1222 Harrison St., #2333 San Francisco, CA 94103 Attention: Emily Dong
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By____________________ Name:

PURCHASER (if an entity):
______________________ Legal Name of Entity By____________________ Name: Title:

State/Country of Domicile or Formation: ____________________________________

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Pawprint, Inc.
By____________________ Name: Title:

EXHIBIT D
Form of Crowd SAFE (Simple Agreement for Future Equity)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

PAWPRINT INC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Pawprint Inc, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

The "**Valuation Cap**" is $6,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii)

convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such

violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the

restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required

by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event

that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

PAWPRINT INC

By: ____________________________________

Name: Emily Dong

Title: CEO

Address:________________________________

____

Email: emily@getpawprint.com

INVESTOR:

By: ___________________________________

Name:_______________________________

Address:________________________________

____

Email:_________________________________

EXHIBIT E
Company Pitch Deck

PAWPRINT

The Official
Pet Medical Record

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Pet records are inaccessible

- Proof of vaccination is **required** to book most pet services
- Pet records data is also often required for emergency visits when vet offices are closed, traveling with pets, renting an apartment with a pet, filing insurance claims, and more
- Records are locked up in vet offices, many of which still rely on **fax and postcards**




AERC Post-Ride Control Judge and Veterinary Treatment Report
PET INFORMATION
HEALTH STATUS
MASTER PROBLEM LIST
Schedule From the Humane Society
MEDICATION
DOSAGE SCHEDULE
VETERINARIAN


Sat, Dec 23, 2017
Pawprint Verified
Vaccinated for Bordetella
Expires on 11 Jan, 2017
Posted by James Doe at 5:45PM
Park East Animal Hospital
Took flea medication, applied lorem ipsum and other latin text.
Posted by James Doe at 5:45PM
Weight: ↑ 88lb
Posted by James Doe at 5:45PM

Pawprint is 24/7 access to **digital, official pet records**

USER TRACTION

#1 Pet Health App*


suprise, your pet's medical care can cost you at any point in their life.
Your ZIP Code
ZIP Code
94043
For which pets do you want to get a quote for?
Sparky
Sparky
Darky
Privacy notice: We will also be sending you ZIP code and email for quote purposes in addition to what you provide above.
Sat, Dec 23, 2017
Pawprint Verified
Vaccinated for Bordetella
Expires on 11 Jan, 2017
Posted by James Doe at 5:45PM
Park East Animal Hospital
Sat, Dec 23, 2017
Took flea medication, applied lorem ipsum and other latin text.
Posted by James Doe at 5:45PM
Weight: ↑ 88lb
Posted by James Doe at 5:45PM
Got groomed, brushed teeth, got bath.
Posted by James Doe at 5:45PM
How can we help?
Book an appointment
Request record update
Share medical records
Pending requests
General exam for Doggo
Mobile Care Clinic (Cumming, CA)
Records request for Doggo
Boulevard Veterinary (Chicago, IL)
Reminders

ANDROID APP ON Google play

Available on the App Store

featured on... BRIT+CO lifehacker PureWow.

*https://itunes.apple.com/us/app/pawprint-pet-health-tracker/id934948619?mt=8

VETERINARY TRACTION

Sourced medical records from 5,000+ of 44,000+ U.S. vets*



11%

of U.S. Vets

*Companion animal exclusive, private veterinarian clinical practices
Source: https://www.avma.org/KB/Resources/Statistics/Pages/Market-research-statistics-US-veterinarians.aspx


Sketch
9:41 AM
51%
Request an appointment
Who would you like to book an appointment for?
Winston
Binston
Dinston
Ginston
Kinst

Pawprint drives revenue for vets

- ✓ better **client engagement**
- ✓ more **appointments** booked

From veterinary practices across the U.S.



"Providing top-tier client service is of utmost importance. Not only do we want our clients to be aware of their pet's routine needs, we want them to have any information they might need about their pet when they need it. What's great about Pawprint is it allows our clients to be able to access their pet's history immediately, whether or not we're open. That immediacy is becoming an expected part of modern life, and working with Pawprint has allowed us to increase our value in the eyes of our clients." - Audrey Laroche, CVT, Practice Manager at Boulevard Veterinary

"Helped our practice become more efficient and execute appointments and transactions in a more timely manner while also providing more value to our clients and their pets. With the integration of Pawprint, our communication is seamless. In fact, it amazes me how easy the setup actually is. I am totally impressed." - Dr. Marc Smith, DVM



TRACTION

Pet Records on Pawprint

10x growth this quarter
from veterinary integrations


600,000
450,000
300,000
150,000
Oct '15
Jan '16
Apr '16
Jul '16
Oct '16
Jan '17
Apr '17
Jul '17
Oct '17

Our algorithm makes record data usable

Mittens is due for ~~Ra-Feli-Purevax~~

Mittens is due for **rabies vaccine**

Pawprint verified


healthypaws
PET INSURANCE & FOUNDATION
Why pet insurance?
Whether your pet gets int omischief that lands him in the mergency room or develops a disease later in life that takes you both by suprise, your pet's medical care can cost you at any point in their life.
Your ZIP Code
ZIP Code
94043
For which pets do you want to get a quote for?
Sparky
Belongs to Emily D.
Sparky
Belongs to Emily D.
Darky
Belongs to Emily D.
Privacy notice: We will also be sending you ZIP code and email for quote purposes in addition to what you provide above.

Only 1% of pets in the U.S. are insured today*

Pawprint makes pet insurance work

Just like Mint sells financial products, Pawprint uses data to help pet parents identify the best products for their pet, easily buy them, and file claims to get their money back.

*Source: https://www.petinsurancequotes.com/petinsurance/100-facts-about-pet-insurance.html

MARKET OPPORTUNITY

164M pets in the U.S.* x **$400** average annual premiums** x **40%** pets insurable**

x

30% margin**

$8.8B

TAM

*https://www.aspca.org/animal-homelessness/shelter-intake-and-surrender/pet-statistics
**Assumptions made by company.
Note to 40% pets insurable: 50% of pets don't visit the vet regularly. Additionally, pets below 1 year of age, above 11 years of age, or with too many preexisting conditions are uninsurable.

TEAM



LearnSprout
acquired by Apple

Stanford University

UNIVERSITY OF WASHINGTON

Disney

500

Google

Microsoft

KEY ADVISORS



Sinan Ozdemir
Data Scientist



Ankur Bulsara
Scopely CTO



Dr. Jonathan Levine DVM

Kylie.ai
Cornell University, Founded A.D. 1865
Stanford University
UC Davis Veterinary Medicine
petpartners pets.people.community.
Johns Hopkins University
Scopely Seize the Play
ParkEast Animal Hospital
bluepearl specialty + emergency medicine for pets

PAWPRINT

The Official Medical Record for ~**600k** pets

EXHIBIT F
Video Transcript

Video Transcript

Is the groomer or boarder keeping you waiting because you don’t have your medical records?

Hm, where could they be? Oh was that last tuesday’s snack?

Don’t worry, you can get your records on Pawprint in minutes.

Simply find your vet and submit a request.

Then go chill while we locate your official medical records.

They'll magically appear in the app along with original documentation to prove they are official

You can also set important reminders so you never miss flea medication again
Track important events
And share everything with your favorite humans

You’ll be treated like a rockstar next time you set foot inside that doggy hotel.